SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)
    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B)
                   (C), AND (D) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13D-2(b)

                               (Amendment No. 1)*

                             Royce Focus Trust Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $0.01 per Share
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                         (Title of Class of Securities)

                                    78080N108
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                                 (CUSIP Number)

                                December 31, 2003
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             (Date of Event Which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
      Schedule is filed:

            |_| Rule 13d-1 (b)
            |X| Rule 13d-1 (c)
            |_| Rule 13d-1 (d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilites of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78080N108                    13G
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1.    NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      Arthur D. Lipson
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [_]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               5.    SOLE VOTING POWER

                     448,017 shares (comprised of 423,262 shares held by
                     Western Investment Hedged Partners LP, 21,173 shares
                     held by Western Investment Total Return Master Fund Ltd.
                     and 3,582 shares held by Mr. Lipson personally)
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0 shares
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            448,017 shares (comprised of 423,262 shares held by
    WITH             Western Investment Hedged Partners LP, 21,173 shares
                     held by Western Investment Total Return Master Fund Ltd.
                     and 3,582 shares held by Mr. Lipson personally)
               -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER


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9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      448,017 shares
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10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)

                                                                          [_]

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11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      4.85%
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12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      IN
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                                  Page 2 of 5

      Item 1(a). Name of Issuer:

      Royce Focus Trust Inc.

      Item 1(b). Address of Issuer's Principal Executive Offices:

      1414 Avenue of the Americas
      New York, New York 10019

      Item 2(a). Name of Person Filing:

      This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by Arthur D. Lipson. See Item 4 below.

      Item 2(b). Address of Principal Business Office, or, if None, Residence:

      c/o Western Investment LLC
      2954 East Bengal Boulevard
      Salt Lake City, Utah 84121

      Item 2(c). Citizenship: United States

      Item 2(d). Title of Class of Securities:

      Common Stock, par value $0.01 per share

      Item 2(e). CUSIP NUMBER:

      78080N108

      Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person Filing is a:

(a)   |_|   Broker or dealer registered under Section 15 of the Act.

(b)   |_|   Bank as defined in Section 3(a)(6) of the Act.

(c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.

(d)   |_|   Investment Company registered under Section 8 of the Investment
            Company Act.

(e)   |_|   Investment Adviser in accordance with Sec. 240.13d-1(b)(1)(ii)(E).

(f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with Sec.
            240.13d-1(b)(1)(ii)(F).

(g)   |_|   Parent holding company, in accordance with Sec. 240.13d-1(b)(ii)(G).

(h)   |_|   A savings association as defined in Section 3(b) of the Federal
            Deposit Insurance Act.

(i)   |_|   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d01(c), check this box
      |X|

Item 4. Ownership.

(a)   Amount beneficially owned:          448,017

(b)   Percent of class:                   4.85%

(c)   Number of shares as to which such person has:

      (i)   Sole power to vote or to direct the vote        448,017 (comprised of (i) 423,262 shares held by
                                                            Western Investment Hedged Partners L.P.
                                                            ("Western Partners"), of which Mr. Lipson is the
                                                            Managing Member of its general partner, (ii)
                                                            21,173 shares held by Western Investment Total
                                                            Return Master Fund Ltd. ("Western Fund") of
                                                            which Mr. Lipson is the Managing Member of its
                                                            investment manager and (iii) 3,582 shares held
                                                            directly by Mr. Lipson.

      (ii)  Shared power to vote or to direct the vote      0

      (iii) Sole power to dispose or to direct the          448,017 (comprised of (i) 423,262 shares held by
            disposition of                                  Western Partners, of which Mr. Lipson is the
                                                            Managing Member of its general partner, (ii)
                                                            21,173 shares held by Western Fund, of which Mr.
                                                            Lipson is the Managing Member of its investment
                                                            manager and (iii) 3,582 shares held directly by
                                                            Mr. Lipson.

      (iv)  Shared power to dispose or to direct the        0
            disposition of

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the Beneficial owner of more than five percent of the class of securities, check the following. |X|

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Reported on by the Parent Holding Company.

See Item 4(c) above, which is incorporated by reference herein.

Item 8. Identification and Classification of members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

                                               January 20, 2004
                                        -------------------------------
                                                    (Date)


                                             /s/ Arthur D. Lipson
                                        -------------------------------
                                               Arthur D. Lipson